Exhibit (a)(5)(clxlviii)

For Immediate Release

Contact:	Bob Wynne
Oracle Corp.
(650) 506-5834
bob.wynne@oracle.com

ORACLE ASSUMES CONTROL OF PEOPLESOFT

Oracle Accepts 75 Percent of PeopleSoft Shares

Subsequent Offering Period Expires January 4th

REDWOOD SHORES, Calif., December 28, 2004 – Oracle Corporation (NASDAQ: ORCL) today announced that PeopleSoft (NASDAQ: PSFT) stockholders have tendered approximately 75 percent of PeopleSoft outstanding stock, giving Oracle control of the company.

Additionally, Oracle has designated four representatives to serve on PeopleSoft’s board of directors, replacing the PeopleSoft board members who have resigned and giving Oracle majority board representation. Two of the previous PeopleSoft board members will remain on the PeopleSoft board until the merger between the companies is completed.

“The combination of these two companies brings together some of the best products and people in the enterprise applications market, all for the benefit of the customer,” said Oracle Chief Executive Officer Larry Ellison. “We are moving forward quickly with the integration planning process and have been pleased by the level of coordination as we combine the two organizations.”

The initial offering period of Oracle’s tender offer to purchase all of the outstanding shares of common stock of PeopleSoft, Inc. expired at 12:00 midnight, New York City time, on Tuesday, December 28, 2004. Oracle has accepted for payment the approximately 298,834,574 million shares tendered in the offer.

Oracle announced a subsequent offering period commencing on Wednesday, December 29, 2004 and expiring on Tuesday, January 4, 2005 at 8 p.m., New York City time (5 p.m., San Francisco time).

If at least 90 percent of the outstanding shares of PeopleSoft are tendered before the expiration of the subsequent offering period, Oracle expects to complete the second-step merger shortly after expiration. The subsequent offering period will permit all stockholders who did not tender shares in the initial offering period to obtain the $26.50 per share offer price for their shares prior to consummation of the second-step merger.

During the subsequent offering period, Oracle’s acquisition subsidiary Pepper Acquisition Corp. will accept for payment and promptly pay for PeopleSoft shares as they are tendered. Stockholders who tender shares during such period will be paid the same $26.50 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. Pepper Acquisition Corp. may extend the subsequent offering period. If the subsequent offering period is extended, Pepper Acquisition Corp. will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on December 15, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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